

Kaplan Voekler Cunningham & Frank PLC

Alyson M. Harter | Direct Dial: 804.916.9033 | Fax: 804.916.9133 | aharter@kv-legal.com

January 11, 2012

VIA FEDEX OVERNIGHT

David Link, Esquire
Jay Williamson, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: **ActivCare at Bressi Ranch, LLC**
Amendment No. 6 to Offering Statement on Form 1-A
Filed January 12, 2012
File No. 24-10299

Dear Mr. Link and Mr. Williamson,

This letter is submitted on behalf of our client, ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), in response to a telephonic comment from the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") with respect to the Company's Amendment No. 5 to Offering Statement on Form 1-A, filed with the Commission on December 6, 2011 ("Amendment No. 5"). Enclosed herewith for filing, please find seven copies of Amendment No. 6 to the Offering Statement ("Amendment No. 6"). For the Staff's ease of review, we have also provided seven additional copies of Amendment No. 6, each marked to show changes against Amendment No. 5.

In response to the Staff's telephonic comment, we have removed the clause "nor should such projections and valuations be relied upon in purchasing the Offered Units[,]" from the Risk Factor entitled "***There are limitations regarding pro forma financial statements, projections, and valuations, which are based on assumptions and subject to uncertainty, and there can be no guarantee that the projected results will be achieved, or that ActivCare at Bressi Ranch will be sold or refinanced at the values set forth in the appraisal.***"

The Company respectfully believes that the proposed modifications to the Offering Statement are responsive to the Staff's comment. If you have any questions or would like further information regarding the Company's response to your telephonic comment, please do not hesitate to contact me at 804-916-9033.

Sincerely,

Alyson M. Harter

Alyson Harter

Enclosures
cc: W. Major Chance
T. Rhys James